

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 27, 2007

Via Facsimile ((213) 687-5600) and U.S. Mail

Jeffrey H. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, CA 90071

   Re: Educate, Inc.
             Amended Schedule 13E-3
             File No. 005-80064
             Filed April 16, 2007

             Revised Preliminary Proxy Statement on Schedule 14A
             Filed April 16, 2007
             File No. 000-50952

Dear Mr. Cohen:

       We have reviewed your filings and have the following comments.

Amended Schedule 13E-3

1.   Please revise the signature pages to include the date on which each filing person signed
       the Schedule.

Revised Proxy Statement

Special Factors

Background of the Merger, page 11

2.   We note your response to comment 9. Please provide supplementally the September
       2006 presentation from Signal Hill Capital Group. We may have further comments.

Fairness of the Merger; Recommendation of our Board of Directors, page 18

3.   We reissue comment 12 as it relates to filing persons other than the company.

4.   We reissue comment 13 with respect to the adoption by the Negotiation Committee of the
       fairness opinions provided by the financial advisors.

5.   Please disclose the substance of your response to comment 15.

6.   We reissue comment 16. We note that your directors and executive officers are your affiliates and that the fairness determination must be made with respect to the unaffiliated security holders of the subject company, not the Buyer Group.

7.   Please make the clarification requested in prior comment 17 in the proxy statement.

Opinions of Negotiation Committee's Financial Advisors

Credit Suisse Opinion, page 26

8.   We reissue comment 19. Alternatively, you may include the financial projections in this section of the proxy statement.

9.   We reissue comment 20. We note that the requirements of Item 1015(b)(4) of Regulation M-A extend to the subject company and its affiliates. All filing persons in the Schedule 13E-3 are affiliates of the company.

10.   We note the revisions made in response to comment 21. Please explain why the range of terminal value multiples used has low multiple of 7.5x when the corresponding multiples of the companies in the Selected Companies Analysis are 8.9x or higher.

11.   We disagree with your analysis in response to comment 22 and we reissue it.

Financial Projections, page 51

12.   Please disclose the substance of your response to comment 27.

Common Stock Ownership of Management, page 92

13.   Please update the disclosure in this section to a more recent date.

Where You Can Find More Information, page 99

14.   Please revise to specifically disclose the clarification sought in comment 31.

<u>Closing</u>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions